SECURI [barcode] MISSION

03012051

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURORA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 PARK AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022-3506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF ELIOT MARGOLIS (212) 413-4472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022-5892 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 27 2003

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF ELIOT MARGOLIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURORA CAPITAL LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeff Eliot Margolis
Signature

PRESIDENT
Title

Lisa Hetling
Notary Public

LISA HETLING
Notary Public, State of New York
No. 01HE6012540
Qualified in Dutchess County
Commission Expires August 31, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

(CONFIDENTIAL TREATMENT REQUESTED)

AURORA CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members of
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Aurora Capital LLC as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Capital LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 3, 2003
New York, New York

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	41,851
Deposits with clearing organization		30,000
Accounts receivable, net of allowance for doubtful accounts of $39,310		1,072
Capitalized lease assets, net of accumulated amortization of $14,668		2,689
Property and equipment, net of accumulated depreciation of $55,923		403
Other assets		2,281
	$	78,296
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	3,026
Due to broker-dealer		498
Capitalized lease obligations		2,967
		6,491
Commitments and contingencies (Notes 3, 4, 5 and 7)		
Members' equity		71,805
	$	78,296

The accompanying notes are an integral part of these financial statements.

AURORA CAPITAL LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenue		
Brokerage commissions	$	211,483
Consulting, placement agency and advisory fees		134,604
		346,087
Expenses		
Salaries and related costs		166,135
Clearing expenses		69,467
Occupancy costs		43,500
Bad debts		39,310
Telephone and communications		29,774
Office and supplies		18,977
Quotation costs		14,664
Regulatory fees and assessments		11,273
Depreciation and amortization		4,670
General and administrative expenses		804
		398,574
Loss before interest expense		(52,487)
Interest expense		(780)
Net loss	$	(53,267)

The accompanying notes are an integral part of these financial statements.

AURORA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$	46,032
Capital contributions from members		115,000
Subscriptions receivable from members		(35,960)
Net loss, year ended December 31, 2002		(53,267)
Balance, December 31, 2002	$	71,805

The accompanying notes are an integral part of these financial statements.

AURORA CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Net loss	$ (53,267)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	4,670
Bad debts	39,310
Changes in operating assets and liabilities	
Deposits with clearing organization	20,000
Receivable from broker-dealer	40,275
Accounts receivable	(36,072)
Other assets	(1,070)
Due to broker-dealer	498
Accounts payable and accrued expenses	(66,941)
Net cash used in operating activities	(52,597)
Cash flows from financing activities	
Payments made under capitalized lease obligations	(2,965)
Member capital contributions received	79,040
Net cash provided by financing activities	76,075
Net increase in cash and cash equivalents	23,478
Cash and cash equivalents, beginning of year	18,373
Cash and cash equivalents, end of year	$ 41,851

The accompanying notes are an integral part of these financial statements.

AURORA CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1 The Company

Organization

Aurora Capital LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on September 15, 1998 and received its initial member capital contributions on September 16, 1998. The Company succeeded to the business of Aurora Capital Corp. by amendment on Form BD that was filed with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is also a member the Securities Investors Protection Corporation.

Members' capital

Aurora Capital Corp. contributed all of the net assets related to its securities brokerage and investment banking business, subject to all of its liabilities, in exchange for a 53.7% member interest in the Company in 1998. That percentage was adjusted to 68.73% due to member withdrawals and adjustments. Aurora Capital Corp. is the sole managing member of the Company.

During 1998, another member contributed $300,000 to the Company and is entitled, among other rights, to a "Preferred Return Distribution" on its contribution. The Preferred Return Distribution, which must be paid before any cash distributions are made to any other members, is the greater of a fixed minimum return, equal to 15% of that member's adjusted capital contribution, or that member's profit percentage (currently 20.23%). The Preferred Return Distribution is further limited on a cumulative basis to the cumulative fixed minimum return or the cumulative profit percentage, both as defined in the Company's operating agreement, whichever amount is greater. The Preferred Return Distribution is cumulative and payable only when declared by the managing member.

The other two members are corporations formed by current employees, each of whom has paid an agreed upon amount for its member interest. These member interests represent sharing ratios, which are 4.49% and 6.55% at December 31, 2002.

Business

The Company, which originally acted solely as placement agent in exempt securities offerings and consultant and advisor to corporate finance clients, was authorized during 1999 by the NASD to expand its lines of business into public securities market activities. The Company commenced such activities in August 1999.

The principal business activities of the Company are (i) to act as placement agent in the private placement of securities in offerings exempt from registration under the Securities Act of 1933, as amended (ii) to act as a broker of securities, clearing public securities transactions on a fully disclosed basis through an independent clearing firm and (iii) acting as a consultant and advisor to its corporate finance clients. The Company focuses its activities primarily, but not exclusively, on companies involved in the life sciences and medical technologies industries. The Company's business operates principally in the United States of America.

2 Significant accounting policies

Revenue recognition

Brokerage commissions and related expenses are recognized on a trade-date basis, as securities transactions occur.

Consulting, placement agency and advisory fees are recognized when earned and are no longer subject to negotiation or refund.

The Company's placement agency fees generally range between 5% and 10% of the gross cash proceeds raised for the issuer and are typically payable in cash, at closing. The Company's fees often include warrants to purchase a specified number of the issuer's securities, generally ranging between 5% and 10% of the number of securities placed by the Company in the offering.

Cash and cash equivalents

The Company considers all highly liquid financial instruments, which are held at one financial institution, with a maturity of three months or less when purchased to be cash equivalents.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Major additions and betterments are capitalized while normal repairs and maintenance, which do not extend the lives of the assets, are expensed as incurred.

Depreciation of property and equipment and amortization of capitalized lease assets is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the members.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2002.

The Company has elected the cash basis of accounting for income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

2 Significant accounting policies (continued)

Income taxes (continued)

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income, which changes could affect the income tax liability of the individual members.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Due to broker-dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Pursuant to its correspondent clearing agreement with its clearing firm, the Company is required to maintain a minimum deposit of $30,000. The deposit serves as collateral for amounts payable to the clearing broker-dealer.

4 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2002, the Company had net capital of $66,843 which was $61,843 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1:1

5 Related party transactions

During 2002, the Company earned consulting, placement agency and advisory fees of $50,000 from a company for which the Company's President was the acting Chief Operating Officer and a director.

During 2002, the managing member of the Company agreed to assume a portion of the Company's rent obligations for currently under-utilized office space rather than have the Company return such space to the landlord. The Company intends to either utilize this excess space or return it to the landlord during 2003. The Company does not anticipate that the managing member will continue to assume a material portion of the Company's rent obligations during 2003. As a result, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

6 Securities received for services

During 2002, the Company acted as placement agent for an issuer, for which it received, as a non-refundable retainer 150,000 shares of common stock of the issuer. The common stock is subject to certain restrictions. The Company assigned a portion of these securities to its employees upon receipt and distributed the balance to its members in accordance with their sharing ratios. The fair value of the common stock was estimated by management to be nominal. The Company retained none of these securities at December 31, 2002.

7 Capitalized leases

The Company leases substantially all of its telephone equipment under a lease that has been accounted for as a capitalized lease. This lease is for a sixty-month period expiring in 2003, during which time the Company builds an ownership interest in the equipment.

Required minimum lease payments, including interest, are as follows:

Year ending December 31, 2003	$	3,139
Less: amount representing interest at an effective rate of 9.5%		172
Present value of minimum lease payments	$	2,967

Amortization expense for capitalized lease assets was $2,934 for the year ended December 31, 2002. The Company paid interest of $780 during 2002 under these leases.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members of
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Aurora Capital LLC as of December 31, 2002 and for the year then ended, and have issued our report thereon dated February 3, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 3, 2003
New York, New York

AURORA CAPITAL LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total members' equity		$	71,805
Less nonallowable assets			
Accounts receivable	1,072		
Capitalized lease assets, subject to capitalized lease obligations	1,206		
Property and equipment, net	403		
Other assets	2,281		
			(4,962)
Total net capital		$	66,843
Net capital required		$	5,000
Excess net capital		$	61,843
Excess net capital at 1,000%		$	66,194

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	6,491
Ratio of aggregate indebtedness to net capital		0.1:1

There were no material differences between the calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report, as amended.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members of
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplemental schedules of Aurora Capital LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding activities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Hays & Company LLP

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and crosschecks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 3, 2003
New York, New York